UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File No.: 001-37911

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Brouwerijplein 1

3000 Leuven, Belgium

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-277873) AND EACH OF THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-268582), FORM S-8 (FILE NO. 333-250930), FORM S-8 (FILE NO. 333-237367), FORM S-8 (FILE NO. 333-231556), FORM S-8 (FILE NO. 333-227335), FORM S-8 (FILE NO. 333-172069), FORM S-8 (FILE NO. 333-171231), FORM S-8 (FILE NO. 333-169272), FORM S-8 (FILE NO. 333-165566), FORM S-8 (FILE NO. 333-165065), FORM S-8 (FILE NO. 333-178664), FORM S-8 (FILE NO. 333-188517), FORM S-8 (FILE NO. 333-192806), FORM S-8 (FILE NO. 333-201386), FORM S-8 (FILE NO. 333-208634) AND FORM S-8 (FILE NO. 333-221808) OF ANHEUSER-BUSCH INBEV SA/NV AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Pricing Agreement, dated March 19, 2024, by and among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto, and BofA Securities, Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities, LLC and MUFG Securities Americas Inc.

4.1	Seventeenth Supplemental Indenture, dated March 21, 2024, by and among Anheuser-Busch InBev Worldwide Inc., Anheuser- Busch InBev SA/NV, the Subsidiary Guarantors party thereto and Bank of New York Mellon Trust Company, N.A., as trustee

5.1	Opinion of Sullivan & Cromwell LLP, New York, New York, United States of America, as to the validity of the guaranteed debt securities as to certain matters of New York law

5.2	Opinion of Clifford Chance LLP, Brussels, Belgium, as to the validity of the guaranteed debt securities as to certain matters of Belgian law with respect to Anheuser-Busch InBev SA/NV and Cobrew NV

5.3	Opinion of Clifford Chance, Luxembourg, Luxembourg, as to the validity of the guaranteed debt securities as to certain matters of Luxembourg law with respect to Brandbrew S.A. and Brandbev S.à r.l.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: March 21, 2024	By:	/s/ Jan Vandermeersch
Name: Jan Vandermeersch
Title: Global Legal Director Corporate